September 28, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	StoneBridge Acquisition Corp.
Amendment No. 1 to Registration Statement on Form F-4
Filed August 23, 2023
File No. 333-272915

Ladies and Gentlemen:

On behalf of our client, StoneBridge Acquisition Corporation (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 8, 2023, relating to the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed via EDGAR on August 23, 2023.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form F-4 (“Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment 1 to Registration Statement on Form F-4 filed August 23, 2023

DigiAsia's Business, page 214

1. We note your response to prior comment 8. Please revise to disclose the name of the customer and file the agreement as an exhibit or provide us with a detailed analysis regarding why it is not required. Refer to Items 101(h)(4)(vi) and 601(b)(10)(ii)(B) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 on pages 63, 239, and 240 to disclose the customer’s name, and filed the agreement with the customer, the first addendum thereto, the second addendum thereto, and the novation agreement relating thereto, as Exhibits 10.19, 10.20, 10.21, and 10.22, respectively, to Amendment No. 2.

Key Business Metrics and Non-GAAP Financial Measures, page 263

2. Please revise to provide a discussion of how the Number of API hits, GTV, and Number of Merchants operating metrics are used in assessing the Company's operations, and whether and how they contribute to revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 268 and 269 of Amendment No. 2, to provide a discussion how the Number of API Hits, GTV and Number of Merchants operating metrics are used in assessing DigiAsia's operations, and whether and how they contribute to revenue.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Critical Accounting Policies and Estimates

o. Sales and marketing expenses, page F-58

3. Please consider revising your footnotes to add a table that shows a summary of expense items that are classified as Sales and Marketing expenses. Tell us the nature of the expenses that are incurred to promote DigiAsia’s brand, products and services. Clarify whether you are making payments or providing concessions to any merchants and consumers that utilize your products. If so, tell us how you considered ASC 606-10-32-25 in evaluating whether such amounts should be a reduction of revenue. In addition, please revise your footnote to disclose any advertising expenses incurred for each reporting period. We refer you to ASC 720-35-50-1(b).

Response: In response to the Staff’s comment, the Company has revised its disclosure by way of including Note 4 on pages F-63 and AP-15, for fiscal years ended December 31, 2021 and 2022, the quarter ended March 31, 2023, respectively, of Amendment No. 2 to include summary of expense items that are classified as Sales and Marketing expenses and disclosure of advertisement expenses separately in footnote in accordance with ASC 720-35-50-1(b). DigiAsia has also added supplemental information on Sales and marketing under “Note 2 Basis of Presentation and Summary of Significant Accounting Policies – Critical Accounting Policies and Estimates”, subheading “o. Sales and Marketing” on pages F-59, F-60, AP-12, and AP-13 for fiscal years ended December 31, 2021 and 2022, the quarter ended March 31, 2023, respectively. DigiAsia has engaged certain vendors and marketing agents who assist DigiAsia in onboarding and retaining the merchants who eventually use the products and services offered by DigiAsia. All settlements pertaining to merchant onboarding and retentions are made by DigiAsia with such vendors and marketing agents only. Accordingly, guidance under ASC 606-10-32-25 is not applicable since DigiAsia is neither paying any amount to its customers nor to any other parties that purchase the entity's goods or services from the customer.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Bhargav Marepally, Chief Executive Officer, StoneBridge Acquisition Corporation